Exhibit 99.1

RIO ALTO ANNOUNCES APPOINTMENT OF COO

For Immediate Release	October 23, 2013

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) announces that, following a comprehensive search process, the Company has appointed Eduardo Loret de Mola de Lavalle as Chief Operating Officer of the Company effective October 23, 2013.

Mr. Loret de Mola is a Mining Engineer with a Master's Degree in Mining Economy from the University of Minnesota and has over 35 years’ experience in executive and management positions in operations, planning and commissioning of mining and exploration projects in Peru and abroad. While working for Trafigura Group he was Corporate Manager for the Latin American Technical Division, General Manager of their two on-going operations in Peru, General Manager of Empresa Minera del Caribe (Cuba) and General Manager for the Latin American Mining Division. He was also Corporate Operative Excellence Manager and International Operations Manager for Hochschild Mining PLC. Additionally, Mr. Loret de Mola has provided high level consulting services to foreign investors and international organizations in the mining operations, environmental and community relations areas, and creation of investor alliances with local companies, and pursuit of strategic partnerships for the execution of projects, feasibility studies and financial evaluations.

Alex Black, President & CEO commented: “We are very pleased to have recruited a person as experienced as Eduardo in the role of COO. Over many years, Eduardo has developed a detailed understanding of all aspects of the global mining industry and we look forward to him providing additional leadership r the company to attain its technical and corporate goals, working closely with the Company’s board of directors and the management team in Peru.”

Mr. Loret de Mola has been granted a total of 200,000 options exercisable at $2.12 for a period of five years pursuant to the Company’s stock option plan in connection with his appointment as Chief Operating Officer.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493
Email:	alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com